601 Lexington Avenue
New York, New York  10022

Christopher A. Kitchen
To Call Writer Directly:	(212) 446-4800	Facsimile:
(212) 446-4988		(212) 446-4900
Christopher.kitchen@kirkland.com	www.kirkland.com

February 7, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Attention:  Ms. Jennifer Gowetski

Ms. Angela McHale

Re:                             FX Alliance Inc.
Amendment Nos. 5 and 6 to Registration Statement on Form S-1
Filed January 27, 2012
File No. 333-176901

Dear Mss. Gowetski and McHale,

This letter is being furnished on behalf of FX Alliance Inc., a Delaware corporation (the “Company”)  in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated February 6, 2012 to Phillip Z. Weisberg, Chief Executive Officer of the Company, with respect to the Company’s Amendment Nos. 5 and 6 to Registration Statement on Form S-1 (File No. 333-176901) (the “Registration Statement”) that were filed on January 27, 2012.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby filing Amendment No. 7 (“Amendment No. 7”) to the Registration Statement.  Amendment No. 7 has been revised to reflect the Company’s responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to Amendment

No. 7, except as otherwise noted.  We have enclosed a courtesy package, which includes four copies of Amendment No. 7, two of which have been marked to show changes from the last filing of the Registration Statement.

The Offering, page 8

1.               Staff’s comment:  We note your response to comment 4 of our letter dated January 26, 2012 that the disclosure provides investors with the necessary information to fully evaluate the risks related to the conflicts of interest that certain underwriters may have in the offering.  We continue to believe that you should revise your risk factors section to specifically describe these risks or confirm that you believe there are no material risks relating to the conflicts of interest that certain underwriters may have in the offering.

Response: In response to the Staff’s comment, the Company has revised the disclosure on p. 15 of the Registration Statement to add a risk factor specifically describing the risks related to the conflicts of interest that certain underwriters may have in the offering.

Principal and Selling Shareholders, page 103

2.               Staff’s comment: We note that several of the selling shareholders appear to be affiliates of broker-dealers.  Please revise to identify those selling shareholders that are affiliates of broker-dealers and state for each such selling shareholder that: (i) the seller purchased the securities in the ordinary course of business and (ii) at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response:  The Company has revised the disclosure on pp. 105-106 of the Registration Statement in response to the Staff’s comments.

In addition, the Company hereby acknowledges that:

•              should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•              the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•              the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions related to this letter, please contact me at me at (212) 446-4988 or my colleague Joshua N. Korff at (212) 446-4943.

Sincerely,

/s/ Christopher A. Kitchen

Christopher A. Kitchen

Cc:                               Phillip Z. Weisberg, Chief Executive Officer
John W. Cooley, Chief Financial Officer